MingZhu Logistics Holdings Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

VIA EDGAR

June 4, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Karina Dorin

Re:	MingZhu Logistics Holdings Limited Amendment No. 5 to Registration Statement on Form F-1 Filed May 22, 2020 File No. 333-233992

Dear Ms. Dorin:

MingZhu Logistics Holdings Limited (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 28, 2020, regarding the Company’s Amendment No. 5 to Registration Statement on Form F-1 (the “Registration Statement”) filed on May 22, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 3 to Form F-1

Exhibit 5.1, page 3

1.	Please note that the executed legal opinion may not be subject to any unacceptable assumptions or cover matters that appear to be essential to rendering the opinion given. As such, it appears that the assumption regarding the company's authorized shares in Section 2(m) of this opinion is inappropriate. For guidance, refer to Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why they believe it is appropriate.

In response to the Staff’s comment, we have attached the revised legal opinion to the amended Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP by email at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinlong Yang
Jinlong Yang Chief Executive Officer

cc:	Jonathan Deblinger
Ellenoff Grossman & Schole LLP